

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2020

Kevin L. Thompson
Chief Financial Officer
First Foundation Inc.
18101 Von Karman Avenue
Suite 700
Irvine, CA 92612

> **Re: First Foundation Inc.**
> **Registration Statement on Form S-3**
> **Filed June 23, 2020**
> **File No. 333-239396**

Dear Mr. Thompson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance